May 17, 2012

Via E-mail and EDGAR

Mr. John M. Ganley,

        Securities and Exchange Commission,

            100 F Street, N.E.,

                Washington, D.C. 20549.

Re:	OFS Capital, LLC

(Form N-2, File Nos. 333-166363 & 814-00813)

Dear John:

Per our prior discussion, in the interest of expediting your review of the Registration Statement on Form N-2 (the “Form N-2”) filed by our client, OFS Capital, LLC (the “Company”), with the Securities and Exchange Commission, as most recently amended on May 3, 2012, we are providing to the staff supplementally draft disclosure addressing your recent comments. In this regard, we are attaching as Annex A hereto changed pages, marked against the most recent amendment to the Form N-2, reflecting the Company’s proposed revisions. We would propose to include the revised disclosure in the next amendment to the Form N-2. If you have any questions or comments regarding the above, please feel free to call me at (310) 712-6603.

Very truly yours,

     /s/ Patrick S. Brown

Patrick S. Brown

Enclosures

cc:	Glenn R. Pittson

  (OFS Capital, LLC)

  Jonathan H. Talcott

  (Nelson Mullins Riley & Scarborough LLP)

Annex A

FEES AND EXPENSES The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us,” “the Company” or “OFS Capital,” or that “we” will pay fees or expenses, you will indirectly bear such fees or expenses as an investor in OFS Capital. Stockholder transaction expenses: Sales load (as a percentage of offering price) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . % (1) Offering expenses (as a percentage of offering price) . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . % (2) Dividend reinvestment plan expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . None (3) Total stockholder transaction expenses (as a percentage of offering price) . . .. . . . . . . . . . . . . . . % Annual expenses (as a percentage of net assets attributable to common stock): Base management fee payable under Investment Advisory Agreement . . . . . . . . . . . . . . . . . . . . % (4) Incentive fees payable under Investment Advisory Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . % (5) Interest payments on borrowed funds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . % (6) Other expenses . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . % (7)(8) Acquired fund fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . % (9) Total annual expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . % (8) Reduction in first year base management fee payable under Investment Advisory Agreement . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . % (4) Total annual expenses after reduction in first year base management fee . . . . . . . . . . . . . . . . . . % (1) The sales load (underwriting discount and commission) with respect to the shares of our common stock sold in this offering, which is a one-time fee paid to the underwriters, is the only sales load paid in connection with this offering. Assuming an initial public offering price of $ per share and assuming no exercise of the underwriters’ over-allotment option, purchasers in this offering likely will not bear, directly or indirectly, this fee. (2) Amount reflects estimated offering expenses of approximately $ . Assuming an initial public offering price of $ per share and assuming no exercise of the underwriters’ over-allotment option, purchasers in this offering likely will not bear, directly or indirectly, these expenses. (3) The expenses of the dividend reinvestment plan are included in “other expenses.” For additional information, see “Dividend Reinvestment Plan.” (4) The initial base management fee will be 0.875% of our total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts and including assets owned by any consolidated entity). After May 31, 2013, the base management fee will increase to 1.75% of our total assets (other than cash and ? cash equivalents but including assets purchased with borrowed amounts and including assets owned by any consolidated entity). For the purposes of this table, we have assumed that the management fee will remain at 0.875% through May 31, 2013, and 1.75% thereafter as set forth in the Investment Advisory Agreement. This ? is reflected in the table above by showing the higher 1.75% base management fee, which is applicable after May 31, 2013, in the line item titled “Base management fee payable under Investment Advisory Agreement,” and then, in the line item titled “Reduction in first year base management fee payable under Investment ? Advisory Agreement,” deducting the difference between the higher fee applicable after May 31, 2013 and the initial 0.875% fee. We may from time to time decide it is appropriate to change the terms of the agreement. Under the 1940 Act, any material change to our Investment Advisory Agreement must be submitted to stockholders for approval. See “Management and Other Agreements—Investment Advisory Agreement.”

operations of Tamarix LP, which are part of the “base management fee” and “other expenses” listed above. Acquired fund fees and expenses also include expenses directly incurred by OFS Capital WM, which principally consist of approximately $2.0 million in the aggregate of interest expenses on funds borrowed directly by OFS Capital WM, management fees and administrative expenses for the quarter ended March 31, 2012. You will incur these fees and expenses indirectly through OFS Capital’s ownership interests in each of Tamarix LP and OFS Capital WM. Example The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above. The expense amounts assume a base management fee of 0.875% for the first year, and 1.75% for the years thereafter. Transaction expenses are included in the following example (provided that, assuming an initial public offering price of $ per share and assuming no exercise of the underwriters’ over-allotment option, purchasers in this offering likely will not bear, directly or indirectly, these expenses). 1 year 3 years 5 years 10 years You would pay the following expenses on a $1,000 investment, assuming a 5% annual return(1) . . . . . . . . . . . . . . . . . . . . . . . . . $ $ $ $ The foregoing table is to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The incentive fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have an insignificant impact on the expense amounts shown above, is not included in the example. This illustration assumes that we will not realize any capital gains (computed net of all realized capital losses and unrealized capital depreciation) in any of the individual time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, if our board of directors authorizes and we declare a cash dividend, participants in our dividend reinvestment plan who have not otherwise elected to receive cash will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan. This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.